    As filed with the Securities and Exchange Commission on October 5, 2001

                                                      40 ACT FILE NO. 811-2271

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact name of Trust: NUVEEN TAX-FREE UNIT TRUST, SERIES 1263

B.   Name of Depositor:   NUVEEN INVESTMENTS

C.   Complete address of Depositor's principal executive offices:

                          333 West Wacker Drive
                          Chicago, Illinois 60606

D.   Name and complete address of agents for service:

                          NUVEEN INVESTMENTS
                          Attn: Alan G. Berkshire
                          333 West Wacker Drive
                          Chicago, Illinois 60606

                          CHAPMAN AND CUTLER
                          Attn: Eric F. Fess
                          111 West Monroe Street
                          Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

/ /  immediately upon filing pursuant to paragraph (b)

/ /  on October 5, 2001 pursuant to paragraph (b) of rule 485

/ /  60 days after filing pursuant to paragraph (a)

/ /  on October 5, 2001 pursuant to paragraph (a) of rule 485 or 486

E.   Title of securities being registered: Units of fractional undivided beneficial interest.

F.   Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/ /  Check box if it is proposed that this filing will become effective on (date) at
     (time) pursuant to Rule 487.

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THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

                             ---------------------
                  PRELIMINARY PROSPECTUS DATED OCTOBER 5, 2001
                ------------------------------------------------
                           NUVEEN TAX-FREE UNIT TRUST

--------------------------------------------------------------------------------
                                                            SERIES 1263
                                                       (A UNIT INVESTMENT TRUST)
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The final Prospectus for a prior Series incorporated by reference herein is hereby used as a preliminary Prospectus for the above-stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Although the incorporated Prospectus includes trusts as indicated therein, the specific trusts included in this Series when deposited may differ from such trusts. Information with respect to the actual trusts to be included, pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.
A REGISTRATION STATEMENT RELATING TO THE UNITS OF THIS SERIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

(Incorporated herein by reference is the final prospectus for Nuveen Tax Free Unit Trust, Series 1261 (Registration No. 333-70204) as filed on October 5, 2001, which shall be used as a preliminary prospectus for the current series of the Fund.)

                       CONTENTS OF REGISTRATION STATEMENT

A.  Bonding Arrangements of Depositor:

The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

    INSURER/POLICY NO.                                         AMOUNT

    Reliance Insurance Company                               $26,000,000
    B 262 6895

B.  THIS REGISTRATION STATEMENT COMPRISES THE FOLLOWING PAPERS AND DOCUMENTS:

                                The facing sheet

                                 The Prospectus

                                 The signatures

                              Consents of Counsel

                                    Exhibits

C.  EXPLANATORY NOTE:

The Registration Statement contains a prospectus that may include separate unit investment trusts. The prospectus will consist of a Part A and a Part B. An Information Supplement will be supplied by amendment.

D.  UNDERTAKINGS:

The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Tax-Free Unit Trust, Series 1263 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on October 5, 2001.

                                          NUVEEN TAX-FREE UNIT TRUST, SERIES
                                          1263
                                                             (Registrant)

                                          By NUVEEN INVESTMENTS
                                                             (Depositor)

                                          By:  /s/ Jill C. Jacobs
                                          --------------------------------------
                                                             Vice President

                                          Attest:  /s/ Nicholas Dalmaso
                                          --------------------------------------
                                                             Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

          SIGNATURE                        TITLE*              DATE
Timothy T. Schwertfeger        Chairman, Board of Directors,    )
                               Chief Executive Officer and      )
                               Director                         )
                                                                )
                                                                )
John P. Amboian                President and Director           )        /s/ Larry W. Martin
                                                                )        Attorney-In-Fact**
                                                                )
                                                                )          October 5, 2001
Margaret E. Wilson             Vice President and Controller    )
                                                                )
                                                                )
                                                                )

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* The titles of the persons named herein represent their capacity in and relationship to Nuveen Investments, the Depositor.

** The powers of attorney for Messrs. Amboian and Schwertfeger and for Ms. Wilson were filed on May 3, 2000 as Exhibit 6.2 to Nuveen Unit Trusts, Series 94 (File No. 333-35488).

                         CONSENT OF CHAPMAN AND CUTLER

The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                            CONSENT OF STATE COUNSEL

The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement will be filed by amendment.

                    CONSENT OF KENNY S&P EVALUATION SERVICES

The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                      CONSENT OF CARTER, LEDYARD & MILBURN

The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                         CONSENT OF ARTHUR ANDERSEN LLP

The consent of Arthur Andersen LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed by amendment.